## Contact

www.linkedin.com/in/ashim-raiani (LinkedIn)

## Top Skills

Edge Computing
Digital Transformation
Rapid Process Improvement

## Languages

English

# Ashim Raiani

Harness the Power of Dynamic Iterative Leadership and Democratization to Ignite Unstoppable Strategic Growth, Foster Revolutionary Innovation, and Propel Operational Excellence to New Heights!

United States

## Experience

### Rovren

Co-Founder | President
May 2021 - Present (2 years 7 months)
United States

Leading the development and execution of the company's vision, mission, and strategic goals.
Cultivating strong relationships with key stakeholders, including clients, investors, and industry partners.
Shaping the technical direction and roadmap for the organization, driving innovation and research.
Promoting a culture of continuous learning, excellence, and staying abreast of emerging technologies.
Driving overall business growth, profitability, and expansion into new markets.
Utilizing market trends and competitive analysis to make informed decisions.
Overseeing the implementation of scalable and robust technical solutions.
Optimizing internal operations, developing effective strategies and processes.
Monitoring key performance indicators (KPIs) to ensure operational success.
Promoting a culture of operational excellence, continuous improvement, and collaboration.
Providing technical guidance and mentorship to the team members.
Building and leading a high-performing technical team through recruitment and retention efforts.
Defining project responsibilities and tasks to ensure timely and successful delivery.
Supporting professional growth and development through coaching and training.
Facilitating effective communication and alignment across departments and teams.
Making critical decisions that impact the overall success of the organization.
Managing financial resources, including budgeting and allocation.
Mitigating risks and addressing operational or technical challenges.

Upholding the company's values, culture, and fostering a positive work environment.

## Corning Incorporated

Corning Incorporated Industry 4.0 Automation and Digital Transformation
October 2018 - March 2020 (1 year 6 months)
Corning, New York, United States

Accomplished in spearheading and guiding cross-functional teams of developers, scientists, and data scientists in the dynamic landscape of digital transformation within a large-scale corporate setting. A passionate advocate for agile project management methodologies, successfully driving their seamless adoption across diverse teams and departments. Proficient in training and mentoring scrum masters and product owners, empowering them with the requisite skills to navigate and lead high-impact projects.

Moreover, adept at leveraging the collective expertise of data scientists and modeling engineers to optimize operational processes and drive efficiencies within the framework of industry 4.0 automation. Instrumental in introducing and implementing rapid agile development practices, resulting in swift project deliveries and superior performance outcomes. Additionally, skilled in budget management and resource allocation, ensuring optimal utilization of financial resources for successful project execution.

Overall, recognized for strategic vision and leadership, fostering a collaborative and innovative environment that enables empowered teams to excel in delivering maximum efficiency and achieving strategic objectives.

## Netgnix LLC

4 years 3 months

Co-Founder
August 2014 - October 2018 (4 years 3 months)
Irvine, CA

We are growing rapidly, If you are passionate and talented HPC, HSC engineer  and want to make better life for all humans, contact us

Co-Founder | VP Technology at Netgnix LLC
January 2016 - August 2018 (2 years 8 months)
Irvine, CA

Embarrassingly Fast,
Meet our Genomics

HPC Grid System

Our high throughput mesh for massively parallel computing to create a grid of embarrassingly parallel low latency cloud to achieve real time genomic computing and research. Our special design grid with 800K Vector Cores + 40K separately programmable cores let us to compute massive scale of genomic data in matter of a second.

CoStar Group
Costar Group
April 2013 - February 2016 (2 years 11 months)
San Luis Obispo | Los Angeles

Designed and Developed high performance dynamic SEO Content Managment system
Designed Centralized SEO system for apartments.com/aptFinder.com/Loopnet and LandAndfarm
Redesigned and Upgraded Sitemap Site/XML Generator using HPC Architect for parsing and generating massive amount of data and files in short period
Designed Multi-Level Caching System for fast lookup

Insight Innovative Intelligent System
Project Manager | System Architect
January 2013 - February 2014 (1 year 2 months)
Los Angeles, CA

Design and developing Automated tracing systems on HD PTZ Camera
Installing and maintaining diverse software packages in a HPC computing environment, and the use of tools yum, rpm, Easybuild, Spack, and Environment Modules.
Design and developing In-Memory Solutions
Optimizing  Solutions by utilizing OpenMP, MPI and OpenCL/CUDA
Performing testing and bench marking of multiple complex operating system components and hardware including validation and verification. Ability to carry out the testing process in a clear, complete, well documented and technically sound manner
Solving Production problems in multiple complex operating system components quickly, accurately, independently.
Designing Solutions base of  cloud-based computing and storage, such as AWS, S3, EFS and EBS.

QuikStor Security & Software
Project Manager| Team Lead | System Architecture
February 2008 - April 2013 (5 years 3 months)

Los Angeles , CA

Team Lead and Project management

Designed Access Control, Video Surveillance including Revenue Optimization, Multi-Site Management And Responsive E-Commerce.

Designed And Developed C++ /C# Service ,REST Service and Consul Application for hardware controlling

Designed E-Commerce base of Web Applications with net 3.5 ( C#)

Designed MVC eCommerce with telerik Kendo UI HTML 5.

Database Design on SQL Server 2008/2012

### Ketab Corp

Team Lead | Sr .Net Developer

March 2006 - February 2008 (2 years)

West wood, CA

Developed and Designing multi-tier websites for online sale with .net 2

Maintained developed C# .net application for publishing purposes as PDF generator

Database Design on Sql Server 2005 64bit and 2000

T-SQL Programming.

Developed web Services within Managed and unmanaged classes.

Maintained and designing Crystal report components

### AIROSPACE Industries

Team Lead

March 2002 - October 2004 (2 years 8 months)

San Fernando,CA

Developing Web base application with ASP.net (c#) and SQL Server

Developed accounting and warehouse controlling Program With VC++ in Win2000 server platform & MFC classes

Created two database server with SQL Server as PDC & BDC for use of 20 distributed client computer

Developed and wrote a server APP Win2000 service making it able to run all functions and processes just in these servers

Wrote code for report generator in main service server program and ISAPI with DHTML compatibility

Developed client APP with MFC document/view classes and made them into Com+ and RPC for calling server functions and writing code for clients' APP reports with C# / XML

Created MMC APP for server administration help and writing ISAPI as CGI with MFC

## SAN
Co-Founder | Team Lead
March 1998 - March 2002 (4 years 1 month)
Tehran, Iran

Developing and Building Billing, Accounting And Configuration tools for ISP's, that give ISP's ability to manage Users, Users account balance, MByte or time usage.

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